SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			  Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                For the month of October 8, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Ciudad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





CORPORACION DURANGO ANNOUNCES THE DISPOSITION OF ITS INTEREST IN ST. MARYS, GEORGIA PAPER MILL, AS PART OF ITS CONSOLIDATION STRATEGY.

Durango, Mexico, October 8, 2002- Corporacion Durango, S.A. de C.V. (NYSE:
CDG, BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer based in Mexico, today announced that as part of its consolidation strategy and reduction cost program will concentrate its paper production in nine mills. Consistent with this strategy, the Company has disposed of its interest in Durango Paper Company ("Durango Paper Company"), a holding company whose operating subsidiary owns a paper mill located at St. Marys, Georgia, to Operadora Omega International, S.A. de C.V. ("Omega"), an affiliate of the Company.

Under the terms of the transaction, Durango assigned to Omega certain obligations relating to the paper mill and Omega granted to the Company a long-term option to repurchase the shares in Durango Paper Company. Management at the paper mill is currently reviewing various restructuring alternatives to lower production and employee costs in an effort to improve its financial performance and maximize the value of its assets.

This transaction clears the way for the Company to focus on further strengthening its profitable operations. The disposition of the Company's interest in the Georgia paper mill will be immediately earnings accretive to the Company, and will have a positive impact on the Company's cash flow.

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.




  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  October 8, 2002		     By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer